[redacted]

08029966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Martine Avenue
(No. and Street)

White Plains (City) New York (State) 10606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Menn 914-623-0450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenker & Rosenblatt, LLC
(Name – *if individual, state last, first, middle name*)

411 Hackensack Ave. (Address) Hackensack, (City) NJ (State) 07601 (Zip Code)

SEC Mail Processing Section
MAR 04 2008
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Menn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Capital Markets, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

[signature]
Notary Public

[signature]
Signature

CEO
Title

STATE OF NEW YORK
NEW YORK COUNTY
SWORN TO AND SUBSCRIBED BEFORE ME
THIS 21st DAY OF February, 2008

[signature]
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholders of:
Madison Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Madison Capital Markets, Inc. (formerly Equisearch Securities Inc) as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Capital Markets, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule I, required by Rule 17a-5 under the Securities and Exchange Act of 1934, on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenker & Rosenblatt, LLC

Hackensack, NJ
February 13, 2008

Schenker & Rosenblatt, LLC
Certified Public Accountants

411 HACKENSACK AVE. • HACKENSACK, NJ 07601-6328
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Madison Capital Markets, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Current assets:		
Cash	$	150,500
Due from clearing organization		100,139
Prepaid expenses and other assets		19,369
Total Current assets		270,008
Total Assets	$	270,008

Liabilities and Stockholder's equity

Current liabilities:		
Accounts payable and accrued expenses		15,213
Total Current liabilities		15,213
Stockholder's equity:		
Common stock, par value $.01 per share; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,040,103
Retained deficit		(785,318)
Total Stockholder's Equity		254,795
Total Liabilities and Stockholders' equity	$	270,008

See accompanying notes to the financial statements

Madison Capital Markets, Inc.
Statement of Income
Year Ended December 31, 2007

Operating revenue:	
Commissions	$ 53,233
Other revenue	35,000
Interest and dividends	545
Total Operating revenue	88,778
Operating expenses	
Clearing and execution fees	284,437
Employee compensation and benefits	191,400
Regulatory fees	70,146
Professional fees	57,883
Other	994
Total Operating expenses	604,860
Loss before income tax expense	(516,082)
Income tax benefit	17,324
Net income (loss)	$ (498,758)

See accompanying notes to the financial statements

Madison Capital Markets, Inc.
Statement Of Changes In Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance @ January 1, 2007	$ 10	$ 760,966	$ (286,560)	$ 474,416
Net income (loss)			(498,758)	$ (498,758)
Capital contributions		279,137		$ 279,137
Balance @ December 31, 2007	$ 10	$ 1,040,103	$ (785,318)	$ 254,795

See accompanying notes to the financial statements

Madison Capital Markets, Inc.
Statement Of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activites:	
Net income (loss)	($498,758)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Deferred tax benefit	(17,324)
Expenses paid by affiliated entities	232,637
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Due from clearing organization	(139)
Receivable from clearing organization	5,407
Prepaid expenses and other assets	38,648
Increase (decrease) in:	
Accounts payable and accrued expenses	(5,298)
Net cash provided (used) by operating activities	(244,827)
Cash flows from financing activities:	
Stockholders capital contributions	46,500
Net cash provided (used) by financing activities	46,500
Net increase (decrease) in cash	(198,327)
Cash, beginning	348,827
Cash, ending	$ 150,500

Supplemental Cash Flow Information

Noncash Financing Activities:	
During 2007 affiliated entities paid operating expenses on behalf of the Company. These payments are treated as capital contributions as these monies are not payable (or owed) back to the affiliated entities	$ 232,637

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

On November 26, 2007, Expedition Global Markets, LLC (which is the 100% owner of Madison Capital Markets, Inc., the Company) purchased the stock of Equisearch Securities Inc. a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA). The Company specializes in executing securities trades for independent institutional investors and high net worth private customers. In doing so, the Company has the ability to execute trades in most secondary debt and equity markets. The Company, formerly named Equisearch Securities Inc. and now named Madison Capital Markets, Inc. was formed in the state of Georgia on November 12, 2004. The Company became an introducing broker registered with the Securities and Exchange Commission (SEC) on June 22, 2006.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Revenue and Expense Recognition:
Commission revenues and expenses are generally recorded on a trade-date basis.

Income Taxes:
Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes (if any). Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended December 31, 2007, there is no provision for current and deferred income taxes.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for customers' securities transactions are provided by one clearing broker pursuant to a fully–disclosed clearing agreement with BNP Paribas.
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2007, there was no activity and as such no securities were owned by customers.

At December 31, 2007, the receivable from clearing organization consists of the following:

Deposit at clearing organization	$ 100,139

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2007, the Company had net capital of $235,426 which was $230,426 in excess of its required net capital of $5,000.

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company and its predecessor entered into an expense sharing agreement whereby an affiliate of the Company, has agreed to fund and finance certain overhead and operating expenses of the Company. The affiliate is not entitled to reimbursement at any time and as such, the funding and financing of these expenses are treated as capital contributions to the Company. During 2007, affiliated entities of the Company made capital contributions of $232,637 as funding and financing of certain expenses.

SUPPLEMENTARY INFORMATION

Madison Capital Markets, Inc.
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2007

Stockholder's equity	$	254,795
Non-allowable assets:		
Prepaid expenses and other assets		(19,369)
Net capital before haircuts		235,426
Haircuts on securities		-
Net capital		235,426
Minimum capital requirements of the greater of 6.23% aggregate indebtedness of $15,213 or $5,000		5,000
Excess net capital	$	230,426
Ratio of aggregate indebtedness to net capital		.065 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses		15,213
Total aggregate indebtedness	$	15,213

Reconcilialion of net capital:		
Net capital as reported in Company's unaudited part IIA of the Focus Report	$	235,427
Rounding		(1)
Net capital per report pursuant to Rule 17a-5 (d)	$	235,426

See the accompanying notes to the financial statements

SCHENKER & ROSENBLATT L.L.C. Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of:
Madison Capital Markets, Inc.

In planning and performing our audit of the financial statements of Madison Capital Markets, Inc. (the Company) (formerly Equisearch Securities, Inc.) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schenker & Rosenblatt, LLC.

Hackensack, New Jersey
February 13, 2008

Schenker & Rosenblatt, LLC
Certified Public Accountants

411 HACKENSACK AVE. • HACKENSACK, NJ 07601-6328
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

END